STOCK PURCHASE AGREEMENT

BY AND AMONG

SHV NEDERLAND B.V.,

SHV FINANCE B.V.,

PARCS LLC,

SHV HOLDINGS N.V.
solely as guarantor under Section 10.15

AND

NUCOR CORPORATION
solely as guarantor under Section 10.15

Dated as of February 7, 2008

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT dated February 7, 2008 (this “Agreement”), is made and entered into by and among SHV NEDERLAND B.V., a company incorporated in the Netherlands Antilles and registered in Utrecht, The Netherlands (“Seller”), SHV FINANCE B.V., a company incorporated in the Netherlands Antilles and registered in Utrecht, The Netherlands formerly known as “NPM Finance B.V.” (“Note Holder”), PARCS LLC, a Delaware limited liability company (“Buyer”) and, solely for the purpose of Section 10.15 hereof, SHV HOLDINGS N.V., a company incorporated in the Netherlands Antilles and registered in Utrecht, The Netherlands (“Seller Guarantor”), and NUCOR CORPORATION, a Delaware corporation (“Buyer Guarantor”). Seller and Buyer are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.

WHEREAS, Seller owns all of the issued and outstanding shares (the “Company Shares”) of capital stock of SHV North America Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Company and its Subsidiaries (collectively, the “Acquired Companies” and individually, an “Acquired Company”) are in the business of (i) trading, brokering and processing scrap metal and (ii) recycling, transporting and marketing scrap metal and substitutes thereof (the “Business”);

WHEREAS, Note Holder is the lender of the Intercompany Debt (as defined herein); and

WHEREAS, Seller, Note Holder and Buyer desire to enter into this Agreement pursuant to which (i) Seller will sell to Buyer, and Buyer will purchase from Seller, all of the Company Shares and (ii) Note Holder will sell to Buyer, and Buyer will purchase from Note Holder, the Intercompany Debt, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each of Seller, Note Holder and Buyer hereby agrees:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, as used in this Agreement, have the following meanings:

“Additional Cash Amount” means an amount equal to (a) One Hundred Ninety-Six Thousand Dollars ($196,000), multiplied by (b) the actual number of days elapsed from December 31, 2007 up to and including the Closing Date.

“Adjustment Amount” means the amount equal to the lesser of (a) the Additional Cash Amount as reflected on the Final Closing Statement and (b) the Company Net Income as reflected on the Final Closing Statement.

“Adjustment Amount Deficit” means the amount, if any, by which the Estimated Adjustment Amount is less than the Adjustment Amount.

“Adjustment Amount Surplus” means the amount, if any, by which the Estimated Adjustment Amount is greater than the Adjustment Amount.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Buyer Indemnified Parties” means Buyer and its Affiliates, each of their respective officers, directors, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.

“Clean Up Standards” means that standard consistent with commercial/industrial land use pursuant to which Environmental Laws as in effect on the Closing Date, or Governmental Entities implementing such Environmental Laws as of the Closing Date, determine the need for any Remedial Action.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by any Acquired Company or to which any Acquired Company makes, or has any obligation to make, any contributions or with respect to which any Acquired Company has any other liabilities.

“Company Intellectual Property” means any Intellectual Property that is owned by any Acquired Company.

“Company Net Income” means an amount equal to eighty percent (80%) of the net income of the Acquired Companies for the period from December 31, 2007 until as of 11:59 p.m. Eastern Time on the date preceding the Closing Date determined on a consolidated basis in accordance with GAAP using such assumptions and applications of GAAP as were used in preparing the Financial Statements.

“Confidentiality Agreement” means that certain confidentiality agreement by and between Seller and Buyer dated December 7, 2007, as amended.

“Continued Employee” means each individual who is employed by any Acquired Company at the close of business on the Closing Date (including those who are actively employed or on leave, disability or other absence from employment).

“Contracts” means all written agreements, contracts, leases, subleases, purchase orders, arrangements and legally enforceable commitments, to which any Acquired Company is a party and is currently bound.

“Debt Agreements” means the following Contracts: (a) the Contracts for the Intercompany Debt; (b) the Credit Agreement, dated October 1, 2007, by and among The David J. Joseph Company, the various lenders from time to time party thereto, and Fifth Third Bank as Administrative Agent and L/C Issuer; (c) the Amended and Restated Receivables Purchase Agreement, dated as of July 12, 2007, by and among DJJ Receivables, LLC, The David J. Joseph Company, Fifth Third Bank and the other parties thereto from time to time; and (d) the ISDA Master Agreement, dated July 21, 2006, by and between The David J. Joseph Company and Fifth Third Bank.

“Dollar”, “Dollars” and the symbol “$” shall mean lawful money of the United States of America.

“Employee Benefit Plan” means, with respect to any Person, each plan, fund, program, agreement, arrangement or scheme that is at any time sponsored or maintained by such Person or to which such Person makes, or has an obligation to make, contributions or to which such Person has any liability providing for employee benefits or for the remuneration of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including (a) each deferred compensation, bonus, incentive compensation, pension, retirement, profit sharing, 401(k), stock purchase, stock option and other equity compensation plan, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (d) each severance plan or agreement, and (e) each health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, vision, dental, hospitalization, prescription drug, cafeteria, flexible benefits, short-term and long-term disability, accident and life insurance, legal and other employee benefit plan, fund, program, agreement, arrangement or scheme.

“Environmental Laws” means any and all Laws relating to noise, or to pollution or protection of human health or the environment (including the air, surface water, ground water, wetlands, land surface or subsurface strata), including Laws relating to air and water emissions or discharges, Releases or threatened Releases of Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, reporting or handling of Hazardous Material, all as in effect as of the Closing Date.

“Environmental Permits” means all material Licenses applicable to the Business issued pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjustment Amount” means the amount equal to the lesser of (a) the Estimated Additional Cash Amount and (b) the Estimated Company Net Income.

“GAAP” means generally accepted accounting principles in the United States as in effect on any applicable date.

“Governmental Entity” means any federal or state government (whether domestic or foreign), any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Hazardous Material” shall mean any chemicals, pollutants, contaminants, medical waste or specimens, toxic substances, petroleum or petroleum products, whether or not discarded, that are regulated by Environmental Laws or the Release or disposal of which creates or would reasonably be expected to create responsibility under Environmental Laws, including hazardous wastes, hazardous substances, extremely hazardous substances, asbestos, polychlorinated biphenyls and urea formaldehyde, and low level nuclear materials, special nuclear materials or nuclear byproduct materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means all Taxes based upon, measured by, or calculated with respect to (i) net income or profits (including any capital gains, alternative minimum taxes and any Taxes on items of tax preference, but not including sales, use, real property gains, real or personal property, gross receipts, transfer or other similar Taxes) or (ii) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to is described in clause (i) of this definition.

“Indemnified Party” means a Buyer Indemnified Party or Seller Indemnified Party.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (d) all industrial designs and any registrations and applications therefor, (e) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefore and (f) all software, computer programs and other computer-readable instructions (in both object code and source code formats) and all other rights corresponding thereto.

“Intercompany Debt” means the aggregate principal amount of Two Hundred Fifty Million Dollars ($250,000,000) outstanding pursuant to the following: (a) the Credit Facility Agreement, dated October 18, 2004, between Seller and the Company; (b) the Credit Facility Agreement, dated October 28, 2005, between Seller and the Company; (c) the Cession Agreement dated January 31, 2006 among Seller, the Company and Note Holder; (d) the Credit Facility Agreement, dated October 10, 2006, between Note Holder and the Company; (e) the Credit Agreement, dated April 2, 2007, between Note Holder and the Company; and (f) the Credit Agreement, dated September 25, 2007, between Note Holder and the Company.

“Knowledge” with respect to Seller means all facts actually known by each of Keith Grass, Rob Angotti, Thomas Baker, Craig Feldman, Judy Smith, Jim Goetz and Chris Bedell.

“Law” means any material statutes, rules, codes, regulations, ordinances or orders, of, or issued by, Governmental Entities.

“Leased Real Property” means the parcels of real property currently leased by any Acquired Company, together with all fixtures and improvements thereon.

“Licenses” means all licenses, permits (including environmental, construction and operation permits), franchises and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.

“Losses” means any claims, liabilities, obligations, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including reasonable attorneys’ fees and expenses, but not including any such fees or expenses in connection with investigating or pursuing any claim hereunder), but excluding consequential or indirect damages arising out of lost profits or revenues, and excluding punitive and exemplary damages other than punitive and exemplary damages actually paid to Persons other than a Buyer Indemnified Party or a Seller Indemnified Party.

“Material Adverse Effect” means any event, change or effect that has occurred that has a material adverse effect upon the financial condition or business of the Acquired Companies, taken as a whole; provided, that none of the following shall be deemed, either individually or in the aggregate to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any event, change, effect, condition or circumstance (a) in the financial, banking, credit, securities, or commodities markets, the economy in general or prevailing interest rates of the United States or any other jurisdiction, where the Company has operations or revenues, (b) in (i) the general economic conditions affecting the industries in which any Acquired Company operates or (ii) the prices of the commodities, products or services the Company and its Subsidiaries sell or provide, (c) arising as a result of a change in GAAP or regulatory accounting principles or interpretations thereof after the date hereof, (d) arising or resulting from the announcement of this Agreement, or the pendency of the transactions contemplated herein, (e) arising or resulting from (i) the execution of, compliance with the terms of, or the taking of any action required by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement, (f) in applicable Laws or the interpretation thereof, (g) arising or resulting from changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack (or, in each case, escalation thereof), (h) arising or resulting directly or indirectly from the acts or omissions of Buyer and/or its Affiliates, (i) arising or resulting from the failure of any Acquired Company to pay any Tax or (j) arising or resulting from the violation by any Acquired Company of any Environmental Laws, the breach of any Environmental Permits, or any Loss resulting from the handling, disposal or Release of any Hazardous Material; provided, however, that any Loss, occurrence, change or effect that is cured prior to the Closing Date shall not be considered a Material Adverse Effect.

“NLRB” means the United States National Labor Relations Board.

“Ordinary Course” means the ordinary course of business of the Acquired Companies consistent with past practice.

“Owned Real Property” means the parcels of real property owned in fee simple by any Acquired Company (together with all fixtures and improvements thereon).

“Permitted Liens” means (a) Liens imposed by law for Taxes not yet due and payable or that are being properly contested, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen, and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not overdue by more than thirty (30) days or that are being properly contested, (d) pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (e) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the Ordinary Course, (f) easements, zoning restrictions, rights-of-way, licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any Real Property that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of the Business at any Real Property subject to such liens, (g) any (i) interest or title of a lessor or sublessor under any lease, (ii) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to or (iii) subordination of the interest of the lessee or sublessee under such lease to any restriction or encumbrance referred to in the preceding clause (ii), (h) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, (i) with respect to any Real Property in which any Acquired Company owns a leasehold estate, any defect or encumbrance caused by or arising out of the failure to record the lease or a memorandum thereof in the applicable real property records in the jurisdiction where such Real Property is located and (j) the effect of any moratorium, eminent domain or condemnation proceedings.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment of any Hazardous Material other than that which is in compliance with Environmental Laws.

“Remedial Action” means any action, to the extent required by Environmental Laws, to remediate, investigate, clean up, remove, treat, or otherwise mitigate a Release of Hazardous Material or to complete post-remedial investigations, monitoring, operation and maintenance, or other care with respect thereto.

“Seller Indemnified Parties” means Seller and its Affiliates, each of their respective officers, directors, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Subsidiary” or “Subsidiaries” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are at the time owned directly or indirectly by such Person.

“Taxes” means all federal, state, local or non-U.S. taxes, assessments, charges, duties, fees, levies or other governmental charges, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added and all other taxes of any kind, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Entity with respect to any taxes.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports with respect to Taxes.

“Transaction Expenses” means each of the following without duplication: (a) the aggregate amount required to be paid pursuant to any applicable agreement or other governing document or policy (including, “success fees” or bonuses, or severance payments) by any Acquired Company to any third party (including any current or former shareholders, directors, officers or employees of Seller or any of its Affiliates (other than Seller itself pursuant to this Agreement)) solely as a result of the consummation of the transactions contemplated by this Agreement and without any action on the part of Buyer (other than consummating the transactions contemplated by this Agreement); provided, however, that “Transaction Expenses” shall not include any amounts paid by an Acquired Company pursuant to Section 5.15; (b) any fees and expenses of any legal, financial or accounting advisors incurred by an Acquired Company with respect to the transactions contemplated by this Agreement; and (c) any fees and expenses of any broker, finder, investment banker or other intermediary incurred by an Acquired Company in connection with the transactions contemplated by this Agreement, in each case not paid prior to the Closing Date; provided, however, that “Transaction Expenses” shall not include (i) any interest or principal with respect or related to indebtedness of the Acquired Companies for borrowed money, debt or capitalized lease obligations; or (ii) any prepayment premiums, termination, acceleration, breakage, contingent or similar fees or penalties of any kind or nature related to the repayment or termination of any indebtedness of the Acquired Companies for borrowed money, debt, or capitalized lease obligations (including but not limited to the Debt Agreements), to the extent the repayment, termination or default resulting in such premiums or fees is other than solely as a result of the consummation of the transactions provided for herein; provided that Buyer shall use commercially reasonable efforts to obtain any necessary consents or waivers in order to minimize or eliminate any such fees or penalties.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

2007 Accrued Interest	2.2
Acquired Company	Recitals
Acquired Companies	Recitals
Acquisition Proposal	5.12
Agreement	Preamble
Business	Recitals
Buyer	Preamble
Buyer Cap	8.5(b)
Buyer Deductible	8.5(a)
Buyer Guarantor	Preamble
Buyer Losses	8.1
Buyer’s Environmental Consultant	9.3(b)(i)
Buyer’s Remediation Plan	9.3(b)(i)
Cash Purchase Price	2.2
Claims	2.6(a)
Closing	2.3
Closing Date	2.3
Closing Date Deadline	7.1(d)
Company	Preamble

Company Common Stock	3.3(a)
Company Contracts	3.12(a)
Company Releasee(s)	2.6(a)
Company Shares	Recitals
Covenant	5.11(a)
Designated Locations	9.1(a)
Environmental Basket	9.4
Environmental Cap	9.4
Environmental Remediation Costs	9.4
Environmental Site Assessment Period	9.2(b)
Estimated Additional Cash Amount	2.7(a)
Estimated Closing Statement	2.7(a)
Estimated Company Net Income	2.7(a)
Final Closing Statement	2.7(d)
Financial Statements	3.5
Fundamental Representations	8.4(a)
Indemnifying Party	8.3(a)
Independent Accountant	2.7(e)(ii)
Intercompany Debt Consideration	2.2
Parties	Preamble
Party	Preamble
Phase I Environmental Site Assessment	9.1(a)
Phase I Standard	9.1(a)
Phase II Environmental Site Assessment	9.1(b)
Pre-Closing Period	5.1
Proposed Closing Statement	2.7(b)
Purchase Price	2.2
Restricted Territory	5.11(e)
Seller	Preamble
Seller Guarantor	Preamble
Seller Losses	8.2
Seller Releasee(s)	2.6(b)
Seller’s Environmental Consultant	9.3(b)(iii)
Seller’s Remediation Plan	9.3(b)(iii)
Supporting Documentation	5.7(c)
Term	5.11(b)
Termination Date	7.1
Third Consultant	9.3(b)(v)
Third Remediation Plan	9.3(b)(v)
Transferee	5.13
Threshold Amount	8.5(a)

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including ” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s) and (vii) unless set forth specifically otherwise, the settlement of all payments hereunder shall be made in Dollars.

(b) Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article and Section references herein are to Articles and Sections of this Agreement, unless otherwise specified.

(c) This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

ARTICLE II

PURCHASE AND SALE

Section 2.1 The Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, (a) Seller will sell, transfer and deliver to Buyer, and Buyer will purchase and acquire from Seller, all of the Company Shares and (b) Note Holder will sell, transfer and deliver to Buyer, and Buyer will purchase and acquire from Note Holder, the Intercompany Debt, in the case of each (a) and (b), free and clear of all Liens.

Section 2.2 Purchase Price. Subject to Section 2.7, the aggregate purchase price to be paid by Buyer at the Closing for the Company Shares and the Intercompany Debt (the “Purchase Price”) shall be an amount equal to (a) One Billion Four Hundred Thirty-Four Million Seven Hundred Fifty Thousand Dollars ($1,434,750,000) (the “Cash Purchase Price”), plus (b) the Estimated Adjustment Amount, minus (c) Two Million Nine Hundred and Two Thousand Eight Hundred Seventeen Dollars ($2,902,817) (the “2007 Accrued Interest”). The Purchase Price shall be allocated between Seller and Note Holder as follows: (a) first, that portion of the Purchase Price equal to the fair market value of the Intercompany Debt (not to be less than the principal balance due), as of the Closing Date, shall be paid to Note Holder as consideration for the Intercompany Debt (the “Intercompany Debt Consideration”); and (b) an amount equal to (i) the Purchase Price, minus (ii) the Intercompany Debt Consideration shall be paid to Seller as consideration for the Company Shares.

Section 2.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as Seller and Buyer may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of King & Spalding LLP located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309, at 10:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as Seller and Buyer may agree in writing.

Section 2.4 Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a) all stock certificates representing the Company Shares and accompanying stock powers or other appropriate instruments of assignment and transfer in a form reasonably satisfactory to Buyer duly executed by Seller, evidencing the transfer of the Company Shares to Buyer;

(b) (i) evidence reasonably satisfactory to Buyer of the completion by Note Holder of the transactions described in Section 5.14, and (ii) any note, loan agreement or other evidence of Intercompany Debt accompanied by appropriate instruments of assignment and transfer in a form reasonably satisfactory to Buyer duly executed by Note Holder, evidencing the transfer of the Intercompany Debt to Buyer;

(c) a certificate, prepared in accordance with Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations, to the effect that the Company Shares do not constitute United States real property interests for purposes of Sections 897 and 1445 of the Code;

(d) a certificate executed by Seller and dated as of the Closing Date certifying as to the satisfaction of the conditions contained in Section 6.3; and

(e) an IRS Form W-8BEN, executed by each of Seller and Note Holder, to establish the foreign status of Seller and Note Holder and to establish (together with the certificate described in Section 2.4(c) above) that Seller and Note Holder are exempt from any U.S. Tax withholding requirements with respect to amounts to be received by them hereunder.

Section 2.5 Deliveries by Buyer. At the Closing, Buyer shall (a) pay to Seller and Note Holder the Purchase Price by wire transfer in immediately available funds to the account or accounts designated to Buyer in writing by Seller at least two (2) Business Days prior to the Closing Date and (b) deliver or cause to be delivered to Seller a certificate executed by Buyer and dated as of the Closing Date certifying as to the satisfaction of the conditions contained in Section 6.2.

Section 2.6 Mutual Release. Effective immediately subsequent to the Closing, and subject to and in consideration of Buyer’s payment of the Purchaser Price to Seller and Note Holder and the effective transfer of the Company Shares and Intercompany Debt by Seller and Note Holder, respectively, to Buyer:

(a) Each of Seller and Note Holder hereby releases and forever discharges the Acquired Companies and their respective individual, joint or mutual, past and present officers, employees, agents or directors (individually a “Company Releasee” and collectively, the “Company Releasees”) from any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys' fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent (collectively, “Claims”), which Seller or Note Holder now has, has ever had or may hereafter have or discover against the respective Company Releasees arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event on or prior to the Closing; provided, however, that nothing contained herein shall operate to release any obligation of (i) Buyer or Buyer Guarantor arising under this Agreement or (ii) the Acquired Companies under any Contracts related to the operation of the Business in the Ordinary Course between any Acquired Company, on the one hand, and Seller, Note Holder or any Affiliate of Seller or Note Holder on the other hand.

(b) Buyer does hereby on behalf of each Acquired Company, and shall cause each Acquired Company to, release and forever discharges Seller and Note Holder and their respective individual, joint or mutual, past and present officers, employees, agents or directors (individually a “Seller Releasee” and collectively, the “Seller Releasees”) from any and all Claims, which such Acquired Company now has, has ever had or may hereafter have or discover against the respective Seller Releasees arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event on or prior to the Closing; provided, however, that nothing contained herein shall operate to release any obligation of (i) Seller, Note Holder or Seller Guarantor arising under this Agreement or (ii) Seller, Note Holder or any Affiliate of Seller or Note Holder under any Contracts related to the operation of the Business in the Ordinary Course between any Acquired Company, on the one hand, and Seller, Note Holder or any Affiliate of Seller or Note Holder on the other hand.

Section 2.7 Calculation of the Adjustment Amount.

(a) No later than three (3) days prior to the Closing Date, Seller shall cause to be prepared and delivered to Buyer an estimated closing statement of the Acquired Companies as of the Closing Date (the “Estimated Closing Statement”), which shall include a calculation of the estimated Additional Cash Amount (the “Estimated Additional Cash Amount”) and the estimated Company Net Income (the “Estimated Company Net Income”).

(b) No later than thirty (30) days following the Closing Date, Buyer shall prepare and deliver to Seller the draft closing statement of the Acquired Companies as of the Closing Date (the “Proposed Closing Statement”), which shall include a calculation of each of the Additional Cash Amount, the Company Net Income, the Adjustment Amount Surplus, if any, and the Adjustment Amount Deficit, if any. Buyer shall cause the Acquired Companies to provide Seller and its representatives with access to Acquired Company employees and advisors and such books and records as may be reasonably requested by them to verify the information contained in the Proposed Closing Statement.

(c) Seller shall have thirty (30) days following receipt of the Proposed Closing Statement during which to notify Buyer of any dispute of any item contained in the Proposed Closing Statement, which notice shall set forth in reasonable detail the basis for such dispute. At any time within such thirty (30)-day period, Seller shall be entitled to agree with any or all of the items set forth in the Proposed Closing Statement.

(d) If Seller does not notify Buyer of any such dispute within such thirty (30)-day period, or notifies Buyer of its agreement with the adjustments in the Proposed Closing Statement prior to the expiration of the thirty (30)-day period, the Proposed Closing Statement prepared by Buyer shall be deemed to be the “Final Closing Statement”.

(e) If Seller does notify Buyer of any such dispute within such thirty (30)-day period, the Final Closing Statement shall be resolved as follows:

(i) The Parties shall cooperate in good faith to resolve any such dispute as promptly as possible.

(ii) In the event the Parties are unable to resolve any such dispute within fifteen (15) days (or such longer period as the Parties shall mutually agree in writing) of notice of such dispute, such dispute and each Party’s work papers related thereto shall be submitted to, and all issues having a bearing on such dispute shall be resolved by PricewaterhouseCoopers or another independent internationally recognized accounting firm agreed to by the Parties (the “Independent Accountant”). Such resolution shall be final and binding on the Parties, be based on presentations of the Parties and on the Independent Accountant’s review, and shall be limited to only those matters in dispute; provided, however, the resolution determined by the Independent Accountant shall not be greater than the higher value, nor lower than the lower value, of the applicable number as calculated by Seller or Buyer and submitted to the Independent Accountant. The Parties shall use commercially reasonable efforts to cause the Independent Accountant to complete its work within thirty (30) days following its engagement. The fees, costs and expenses of the Independent Account shall be paid one-half by Seller and one-half by Buyer.

(f) The Parties jointly shall revise the Proposed Closing Statement and the calculation of the Additional Cash Amount, the Company Net Income, the Adjustment Amount Surplus, if any, and the Adjustment Amount Deficit, if any, as appropriate to reflect the resolution of Seller’s objections (as agreed upon by the Parties or as determined by the Independent Accountant) and deliver it to Seller within ten (10) days after the resolution of such objections. Such revised balance sheet shall be the “Final Closing Statement”.

(g) (i) To the extent there is an Adjustment Amount Deficit on the Final Closing Statement, Buyer shall pay Seller the amount of the Adjustment Amount Deficit by wire transfer of immediately available funds within five (5) Business Days after Buyer’s delivery of the Final Closing Statement to Seller to an account or accounts designated by Seller and (ii) to the extent there is an Adjustment Amount Surplus on the Final Closing Statement, Seller shall pay Buyer the amount of the Adjustment Amount Surplus by wire transfer of immediately available funds within five (5) Business Days after Buyer’s delivery of the Final Closing Statement to Seller to an account or accounts designated by Buyer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the terms, conditions and limitations set forth in this Agreement and except as has been booked, accrued or otherwise reflected in the Financial Statements or reflected in the notes thereto (other than with respect to the representations and warranties set forth in Sections 3.1, 3.2 and 3.3, which such representations and warranties shall not be subject to any qualifications beyond those set forth in such representations and warranties), Seller hereby represents and warrants to Buyer as of the date hereof as follows:

Section 3.1 Organization. The Acquired Companies are corporations duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of organization, and each Acquired Company has all requisite corporate power and authority to own, lease and operate their respective properties and to carry on in all material respects their respective businesses as conducted on the date hereof. Each Acquired Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2 Authorization. Seller has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Seller and does, when duly executed by all Parties and delivered by Seller, constitute the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 120,000 shares of common stock, par value $100.00 per share (the “Company Common Stock”). As of the date hereof, there are 116,000 shares of Company Common Stock issued and outstanding and owned beneficially and of record by Seller free and clear of all Liens. None of the issued and outstanding shares of Company Common Stock was issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Company Common Stock or obligating either Seller or the Company to issue or sell any shares of Company Common Stock, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock.

(b) All the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights and are owned by the Company, whether directly or indirectly, free and clear of all Liens (other than Liens securing indebtedness reflected on the balance sheet included in the Financial Statements). There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of any Subsidiary of the Company or obligating Seller or any Acquired Company to issue or sell any shares of capital stock of, or any other interest in, any Subsidiary of the Company. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in any Subsidiary.

(c) Except for title to Owned Real Property, with respect to which representations and warranties are made solely under Section 3.8 hereof, each Acquired Company holds good and valid title to all of its material assets, free and clear of all Liens (other than Permitted Liens or Liens securing indebtedness, debt for borrowed money or capitalized lease obligations of any Acquired Company), except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect.

(d) There are no outstanding contractual obligations of any Acquired Company to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, except such contractual obligations that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.4 Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act and the Debt Agreements, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the certificates of incorporation or bylaws of Seller or any Acquired Company; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease to which any Acquired Company is a party; or (d) violate any Law, order, injunction or decree applicable to any Acquired Company; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not, individually or in the aggregate, have a Material Adverse Effect, or (ii) which become applicable as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer.

Section 3.5 Financial Statements. Seller has provided Buyer copies of the audited consolidated balance sheet of the Acquired Companies for the fiscal year ended December 31, 2007, and the related audited consolidated statements of income, retained earnings, stockholders’ equity and cash flows of the Acquired Companies, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”). The Financial Statements (a) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (b) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Acquired Companies taken as a whole as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

Section 3.6 No Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities required to be shown in, or disclosed in the notes to, the Financial Statements in accordance with GAAP that are not shown or disclosed, except (a) those liabilities shown in or arising under this Agreement, (b) those liabilities incurred in the Ordinary Course since the date of the Financial Statements, (c) those liabilities not required under GAAP to be reflected in the Financial Statements, (d)  those liabilities arising from actions not in violation of Section 5.1, and (e) any liability or obligation (or related liabilities or obligations arising out of the same individual fact, event or circumstance) which in any individual case does not exceed Five Hundred Thousand Dollars ($500,000).

Section 3.7 Absence of Certain Changes. Since January 1, 2008 and through the date hereof there has been no Material Adverse Effect.

Section 3.8 Real Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) As of the date hereof an Acquired Company has good and marketable title to all of the Owned Real Property free and clear of any Liens other than Permitted Liens;

(b) As of the date hereof an Acquired Company has a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Permitted Liens;

(c) Except in the Ordinary Course, there are no condemnation or appropriation or similar proceedings pending or, to the Knowledge of Seller, threatened against any of the Real Property or the improvements thereon; and

(d) All applicable permits, licenses and other evidences of compliance that are required for the occupancy, operation and use of the Owned Real Property have been obtained and complied with.

Section 3.9 Intellectual Property. An Acquired Company has good and valid title to or possesses the rights to use the material Company Intellectual Property, free and clear of all Liens, other than Permitted Liens, and has paid all material maintenance fees, renewals or expenses related to such material Company Intellectual Property, except where such failure would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.10 Litigation. As of the date hereof, there is no action, suit or proceeding pending or, to the Knowledge of Seller, threatened against any Acquired Company by or before any Governmental Entity, other than those that would not, individually or in the aggregate, have a Material Adverse Effect. As of the date of this Agreement, no Acquired Company is subject to any outstanding order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, other than those that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.11 Compliance with Applicable Law. Each Acquired Company is in compliance with all applicable Laws, except where the results of any such noncompliance would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.12 Company Contracts.

(a) For purposes of this Section 3.12, “Company Contracts” means:

(i) all Contracts with suppliers under which the Acquired Companies, collectively make payments in excess of $10,000,000 on an annual basis;

(ii) all Contracts that individually involve payments to or from the Acquired Companies, collectively, in excess of $10,000,000 on an annual basis;

(iii) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money;

(iv) all leases relating to the Leased Real Property or other leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $5,000,000 individually by any Acquired Company; and

(v) all Contracts not made in the Ordinary Course that individually involve annual payments to or from the Company or any Subsidiary in excess of $10,000,000.

(b) All Company Contracts are in full force and effect in all material respects and, to the Knowledge of Seller assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable in all material respects against the applicable Acquired Company and, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures that would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of Seller, there does not exist under any Company Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof on the part of any Acquired Company, except for such violations, breaches, defaults, events or conditions that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.13 Licenses and Permits. Each of the Acquired Companies own or possess all Licenses that are necessary to enable it to carry on their respective operations as presently conducted, except, in each case, where the failure to have a particular license or permit would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.14 Company Benefit Plans. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) No Company Benefit Plan is or was, within the last five years, a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or a “multiple employer plan” described in Section 413(c) of the Code, and no Acquired Company has, within the last five years, contributed to, been required to contribute to, or otherwise had any obligation or liability in connection with any such “multiemployer plan” or “multiple employer plan;”

(b) To the Knowledge of Seller, each Company Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including ERISA and the Code;

(c) There is no pending or, to the Knowledge of Seller, threatened claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding with respect to any Company Benefit Plan; and

(d) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement will not (i) entitle any Person to any additional benefits, including severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of any benefits under any Company Benefit Plan, or increase the amount of compensation due any such individual. No Acquired Company is obligated or will become obligated in connection with the transactions contemplated by this Agreement to make a payment that will not be deductible under Section 280G of the Code.

Section 3.15 Labor Relationships. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) None of the Company’s or its Subsidiaries’ employees are represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the NLRB) or by any other Governmental Entity;

(b) No Acquired Company is a signatory to a collective bargaining agreement with any trade union, labor organization or group; and

(c) No labor dispute, walk out, strike, hand billing, picketing, or work stoppage involving the employees of any Acquired Company has occurred, is in progress or, to the Knowledge of Seller, has been threatened in the last two years.

SECTION 3.16 NO OTHER REPRESENTATIONS OR WARRANTIES. NOTWITHSTANDING ANY OTHERWISE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS AGREEMENT, NEITHER SELLER, THE COMPANY, NOR ANY SUBSIDIARY MAKES ANY REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO:

(A) ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER OR ANY FUTURE REVENUES, EXPENSES OR EXPENDITURES OR FUTURE RESULTS OF OPERATIONS OF THE COMPANY OR ANY SUBSIDIARY; OR

(B) EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION AND WARRANTY CONTAINED IN THIS ARTICLE III, ANY OTHER INFORMATION OR DOCUMENTS (FINANCIAL OR OTHERWISE) MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISERS WITH RESPECT TO THE COMPANY, THE SUBSIDIARIES OR THE BUSINESS.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, NONE OF THE COMPANY, ITS SUBSIDIARIES OR SELLER MAKES ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof as follows:

Section 4.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 4.2 Authorization. Buyer has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Buyer and does, when duly executed by all Parties and delivered by Buyer, constitute the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the organizational documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law, order, injunction or decree applicable to Buyer, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Seller.

Section 4.4 Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 4.5 Financial Capability. Buyer has funds available, which taken together with available borrowing capacity under its existing revolving credit agreements, are sufficient to permit Buyer to consummate the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that it shall not be a condition to the obligations of Buyer to consummate the transactions contemplated by this Agreement that Buyer have sufficient funds for payment of the Purchase Price.

Section 4.6 Independent Review.

(a) Buyer has conducted its own independent review and analysis of the Acquired Companies and their respective condition, cash flow and prospects. In entering this Agreement, Buyer has relied exclusively upon the representations and warranties contained herein.

(b) Buyer acknowledges that neither the Company, its Subsidiaries nor any of their respective directors, officers, employees, Affiliates, agents or representatives make any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement.

(c)  Buyer agrees, to the fullest extent permitted by Law, that neither the Company, its Subsidiaries nor any of their respective directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement.

Section 4.7 Certain Fees. Buyer has not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Business. Seller agrees that, during the period from the date of this Agreement to the earlier of (x) the Closing Date and (y) the date on which this Agreement is terminated in accordance with Article VII (such period, the “Pre-Closing Period”), except as otherwise contemplated by this Agreement, or as consented to in writing by Buyer, either prior to or following the date hereof (which consent shall not be unreasonably withheld, conditioned or delayed), Seller will cause the Acquired Companies to:

(a) not amend their respective certificates or articles of incorporation or bylaws;

(b) not authorize for issuance, issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver any shares of its capital stock, or not issue any securities convertible into, exchangeable for or representing a right to purchase or receive, or not enter into any contract with respect to the issuance of, shares of their capital stock;

(c) not split, combine or reclassify any shares of its capital stock; not declare, set aside or pay any cash or stock dividend or other stock distribution in respect of their capital stock; or not redeem or otherwise acquire any of their securities;

(d) use commercially reasonable efforts to conduct the Business substantially in the Ordinary Course;

(e) use commercially reasonable efforts to maintain, preserve and retain relationships with their suppliers;

(f) not sell or dispose of any material asset, except in the Ordinary Course;

(g) not mortgage, pledge or subject to any material Lien (other than Permitted Liens) any material asset, except in the Ordinary Course;

(h) except in the Ordinary Course, not enter into or amend any employment, bonus, severance or retirement contract or arrangement, or increase any salary or other form of compensation payable or to become payable to any of their executives, stockholders, affiliates, or employees, enter into or amend any contract or arrangement of any affiliates, or employees nor pay any special bonus to their executives, stockholders, affiliates, directors or employees, except for payments under those Contracts and arrangements for increases in salaries made in the Ordinary Course;

(i) not sell, lease, license or otherwise dispose of or agree to sell, lease, license or otherwise dispose of any of their assets, properties, rights or claims, except in the Ordinary Course;

(j) not cancel or terminate any existing lease agreement, except in the Ordinary Course;

(k) not adopt, modify, amend, cancel or terminate any Company Benefit Plan, except in the Ordinary Course or as required by applicable Law;

(l) not modify, amend, cancel or terminate any existing agreement or arrangement involving any obligation with a value in excess of $10,000,000 and not otherwise expressly provided for in this Section 5.1, except in the Ordinary Course;

(m) not make or authorize any individual capital expenditure, capital commitment, or addition to property, plant or equipment other than in accordance with the Ordinary Course or otherwise in accordance with the Acquired Companies’ capital expenditure plan in effect as of the date hereof;

(n) not incur any indebtedness for borrowed money other than borrowings under the Acquired Companies’ revolving credit facility in the Ordinary Course;

(o) not incur or pay any management or director fees;

(p) not make or change any Tax election or settle or compromise any liability in respect of Taxes, change in any respect any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; and

(q) not agree in writing, or otherwise, to take any action described in this Section 5.1.

Section 5.2 Access to Information. Except with respect to access for the purposes of the provisions of Article IX which shall be governed solely by Article IX:

(a) Subject to the restrictions of any applicable Law or contractual undertaking, during the Pre-Closing Period, Seller shall cause the Company to (i) give Buyer and its authorized representatives reasonable access to the books, records, work papers, offices and other facilities and properties of the Acquired Companies, (ii) permit Buyer to make such inspections thereof as Buyer may reasonably request and (iii) cause the officers of Acquired Companies to furnish Buyer with such financial and operations data and other information with respect to the Acquired Companies as Buyer may reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the Company’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement and not interfere unreasonably with the business operations of the Acquired Companies.

(b) All information furnished or provided by Seller, Acquired Companies or any of their respective Affiliates or representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement.

(c) Following the Closing and subject to the restrictions of any applicable Law or contractual undertaking, Buyer agrees to make personnel of Buyer or its Affiliates available to Seller to the extent such access is reasonably necessary for Seller to comply with the terms of this Agreement or any applicable Law; provided, however, that any such access shall be provided only after receipt of reasonable advance notice from Seller and during normal business hours of Buyer’s personnel or the personnel of such Affiliate of Buyer.

(d) Buyer shall provide Seller with such documentation as Seller may reasonably request to permit Seller to conduct a reasonable due diligence investigation concerning the financial capability, resources, condition and creditworthiness of Buyer.

Section 5.3 Consents.

(a) Each Party will promptly after execution of this Agreement, and in no event later than five (5) Business Days from the date hereof, make all filings or submissions as are required under the HSR Act. Each Party will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, each Party will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and will promptly (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request. In addition, each Party will keep the other apprised of the status of any such inquiry or request.

(b) No party hereto shall, and each shall cause their respective Affiliates not to, take any action that could reasonably be expected to adversely affect or delay the approval of any Governmental Entity of any of the aforementioned filings.

Section 5.4 Reasonable Best Efforts. Each Party shall cooperate, and use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including using reasonable best efforts to obtain approval of the transactions contemplated by this Agreement from all Governmental Entities. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use their reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 5.5 Public Announcements. Except as otherwise agreed to by the Parties, the Parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated hereby, except as in the reasonable judgment of a Party may be required by Law or by the rules of a national securities exchange, and in any event a Party shall use its reasonable best efforts to consult with the other Party a reasonable time in advance of such required disclosure.

Section 5.6 Buyer Knowledge. Buyer has, as a result of its receipt of information provided by Seller to Buyer pursuant to Buyer’s due diligence, no actual knowledge as of the date hereof of any breach by Seller of any representation or warranty set forth in Article III. Should, prior to the Closing, Buyer obtain actual knowledge of a breach by Seller of any representation or warranty set forth in Article III as a result of its receipt of information provided by Seller to Buyer following the date hereof, then Buyer promptly shall notify Seller in writing of the existence of such breach.

Section 5.7 Tax Matters.

(a) Tax Periods Ending on or Before the Closing Date. Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Acquired Companies for all periods ending on or prior to the Closing Date that have not yet been filed and are required to be filed after the Closing Date. Provided that Buyer has complied with the procedures outlined in Section 5.7(c) hereof, Buyer shall be reimbursed by Seller for Taxes of the Acquired Companies required to be paid (less any prepayment of Taxes and any Taxes attributable to the period from January 1, 2008 until the Closing Date) as shown on the Tax Returns described in the preceding sentence within fifteen (15) days after receipt by Seller of notice from Buyer stating that payment by Buyer or the applicable Acquired Company of such Taxes has been made.

(b) Tax Periods Beginning Before and Ending After the Closing Date. Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause timely to be filed any Tax Returns of the Acquired Companies for Tax periods that begin before the Closing Date and end after the Closing Date. Provided Buyer has complied with the procedures outlined in Section 5.7(c) hereof, Buyer shall be reimbursed by Seller for an amount equal to the portion of the Taxes (less any prepayment of Taxes) shown as due on such Tax Returns that relate to the portion of such Taxable period ending on December 31, 2007 within fifteen (15) days after receipt by Seller of notice from Buyer that payment by Buyer or the applicable Acquired Company of such Taxes has been made. For purposes of this Section 5.7(b) and Section 8.1(d), in the case of any Income Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) December 31, 2007, the portion of such Income Tax that relates to the portion of such Taxable period ending on December 31, 2007 shall be deemed equal to the amount which would be payable if the relevant Taxable period ended on December 31, 2007. The portion of any Taxes other than Income Tax that relates to the period ending on December 31, 2007 shall be determined on a daily pro rata basis. Any credits or estimated tax payments relating to a Taxable period that begins before and ends after December 31, 2007 shall be taken into account as though the relevant Taxable period ended on December 31, 2007. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the applicable Acquired Company.

(c) Preparation of Tax Returns. Buyer shall provide Seller with copies of any Tax Returns to be filed pursuant to this Section 5.7, along with all schedules, statements, workpapers and supporting documentation (the “Supporting Documentation”), prior to the filing of any such Tax Return and at least sixty (60) days prior to the due date thereof (giving effect to any extensions thereto). Seller shall have the right to review any such Tax Return and Supporting Documentation prior to the filing of such Tax Return. If Seller disputes any item(s) shown on any such Tax Return, Buyer and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve any issues arising as a result of the review of such Tax Return and to mutually consent to the filing as promptly as possible of such Tax Return. If such Parties are unable to resolve any dispute within thirty (30) days after the receipt by Seller of the Tax Return proposed to be filed, such dispute shall be resolved by the Independent Accountant, which shall resolve any issue in dispute as promptly as practicable. If the Independent Accountant is unable to make a determination with respect to any disputed issue prior to the due date (including any extensions) for the filing of the Tax Return in question, (i) Buyer shall file, or shall cause to be filed, such Tax Return without such determination having been made and (ii) Seller shall pay to Buyer an amount equal to the amount of Taxes not in dispute with respect to such Tax Return in accordance with Section 5.7(a) or 5.7(b), as the case may be. Upon the Independent Accountant’s delivery of its determination to Buyer and Seller, appropriate adjustments shall be made to the amount paid in accordance with Section 5.7(a) or 5.7(b), as the case may be, in order to reflect the Independent Accountant’s determination. If such determination reflects an overpayment by Seller pursuant to Section 5.7(a) or 5.7(b), Buyer shall promptly pay, or shall cause the applicable Acquired Company to promptly pay to Seller such overpayment amount. The determination by the Independent Accountant shall be final, conclusive and binding on the Parties. The fees and expenses of the Independent Accountant shall be shared equally by Buyer and Seller. Each such Party shall indemnify the other for any interest or penalties imposed by any taxing authority resulting from a Party’s failure to deliver Tax Returns in a timely manner as provided in this Section.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other such Taxes and fees, and, if required by applicable Law, Seller will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(e) Refunds and Tax Benefits. Any Tax refunds that are received by Buyer or any Acquired Company, and any amounts credited against Tax to which Buyer or any Acquired Company becomes entitled (including any interest paid or credited with respect thereto), that relate to Tax periods or portions thereof ending on or before December 31, 2007 shall be for the account of Seller, and Buyer shall pay over to Seller any such refund or amount of any such credit within fifteen (15) days after receipt or entitlement thereto. Any such refunds or credits relating to Tax periods or portions thereof beginning before and ending after December 31, 2007 shall be equitably apportioned between Buyer and Seller.

(f) Amendments to Returns; Refund Claims. Following the Closing, Buyer shall not file an amended Tax Return with respect to Taxes of any Acquired Company for a Tax period ending on or before the Closing Date without compliance with the disclosure, review and dispute resolution procedures set out in Section 5.7(c) hereof. Upon written request of Seller, Buyer shall, at Seller’s expense, cause the relevant entity to file for, and use commercially reasonable efforts to obtain and expedite the receipt of, any refund to which any Acquired Company may be entitled with respect to Tax periods or portions thereof ending on or before December 31, 2007.

(g) Purchase Price Adjustment. Any amount paid pursuant to this Section 5.7 shall be treated as an adjustment to the Purchase Price for U.S. federal income Tax purposes.

Section 5.8 Preservation of Records. Except as otherwise provided in this Agreement, Buyer agrees that it shall, and it shall cause the Acquired Companies to, (a) preserve and keep the records (including all Tax and accounting records) of the Acquired Companies for a period of seven years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (b) make such records available to Seller, during normal business hours and under the supervision of Buyer personnel, as may be reasonably required by Seller. If Buyer or an Acquired Company wishes to destroy such records after the time specified above, Buyer shall first give sixty (60) days’ prior written notice to Seller and Seller shall have the right at its option and expense, upon prior written notice given to Buyer within that sixty (60)-day period, to take possession of the records within ninety (90) days after the date of Seller’s notice to Buyer.

Section 5.9 Employees; Employee Benefits.

(a) Effective as of the Closing Date and for a period of two (2) years following the Closing Date, Buyer shall (i) provide to substantially all Continued Employees compensation and benefits that are substantially comparable, in the aggregate, to the aggregate compensation and benefits that were provided to such Continued Employees on the Closing Date and (ii) not terminate in the aggregate during such period more than ten percent (10%) of the aggregate workforce of the Acquired Companies.

(b) If Buyer does not continue the Company Benefit Plans after the Closing Date, (i) Buyer will cause the benefit plans applicable to the Continued Employees to recognize all previous service with the Company, a Subsidiary or any of their respective Affiliates for the purpose of determining eligibility for and entitlement to succeeding benefits, including vesting (provided that service with the Company, a Subsidiary or any of their respective Affiliates shall not be counted for purposes of benefit accrual under any pension plan of Buyer); (ii) Buyer shall cause its group health plan to recognize all deductibles and coinsurance payments accrued by the Continued Employees prior to the Closing Date and to waive any preexisting condition limitations for the Continued Employees; (iii) for the remainder of the calendar year in which the Closing occurs and for the succeeding year, the vacation, paid time off and holiday plan offered to Continued Employees shall be substantially comparable to and in place of what an Acquired Company or any of its respective Affiliates, as applicable, would have provided the Continued Employees had they remained employees of the Company, a Subsidiary or any of their respective Affiliates; (iv) Buyer shall maintain for at least two years starting on the Closing Date substantially comparable severance arrangements applicable to the Continued Employees that were in effect immediately before the Closing Date; and (v) after the second anniversary of the Closing Date, subject to applicable Law, Buyer shall provide Continued Employees with base salary and overall benefits (including retiree benefits) that are no less favorable, in the aggregate, than those then provided to similarly-situated employees of Buyer.

(c) If Buyer does not continue the Company Benefit Plans after the Closing Date, Buyer shall credit each Continued Employee with such number of unused vacation days and other paid time off accrued by such employee with the applicable Acquired Company or any of its Affiliates prior to the Closing Date in accordance with the personnel policies of the Company, a Subsidiary or any of their respective Affiliates applicable to such employees on the date hereof.

Section 5.10 Further Assurances. Each of the Parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 5.11 Non-Competition.

(a) Covenant. For and in consideration of receipt of the Purchase Price, Seller hereby grants to Buyer a covenant not to compete (the “Covenant”) on the terms and conditions set forth in this Section 5.11. The parties recognize and agree that Buyer would not be willing to enter into this Agreement nor consummate the transactions contemplated hereby without Seller entering into the Covenant and that Seller’s performance and observance of this Section 5.11 is valuable consideration for Buyer and Buyer’s willingness to enter into this Agreement and pay the Purchase Price to Seller.

(b) Non-Competition. Seller covenants and agrees that, for and during the period of time commencing on the Closing Date and expiring five (5) years thereafter (the “Term”), Seller shall not, directly or indirectly, whether individually or in partnership or association with any one or more persons or entities, or as a principal, partner, shareholder, agent, employee, consultant, or contractor, or in any other capacity, engage in or carry on in the Restricted Territory (as defined below) the Business; provided, however, that an ownership interest of less than five percent (5%) of the outstanding stock of any publicly traded corporation that is engaged in the Business shall not be deemed to violate this Section 5.11(b), so long as no officer or director of such Seller or any of its Affiliates is a member of the board of directors (or other similar governing body) of such publicly traded corporation.

(c) No Interference with an Acquired Company. Seller covenants and agrees that, for and during the three (3) year period commencing on the Closing Date, Seller shall not, directly or indirectly: (i) in connection with the Business solicit or otherwise interfere with any relationship between any Acquired Company, on the one hand, and any supplier or customer of an Acquired Company, on the other hand; (ii) solicit for employment (or assist anyone in soliciting the employment) any individual employed by an Acquired Company as of the Closing Date; or (iii) induce, or assist anyone in inducing, any individual employed by an Acquired Company as of the Closing Date to resign or sever employment, or to terminate or breach any employment agreement, with an Acquired Company; provided, however that such restrictions shall only apply to the relationships of the Acquired Companies, existing in connection with the Business as engaged in by the Acquired Companies prior to or on the Closing Date; provided, further, that general advertisement or solicitation programs conducted by or on behalf of Seller or its Affiliates that are not specifically directed toward the employees of the Acquired Companies shall not be deemed to violate this Section 5.11(c).

(d) No Financing of a Competing Business. Seller further covenants and agrees that, for and during the Term of the Covenant, Seller shall not, directly or indirectly, lend money to any Person engaged, directly or indirectly, in the Business in the Restricted Territory.

(e) Geographic Coverage. The geographic coverage of the Covenant shall include: (i) North America, (ii) the United States of America, Canada and Mexico, (iii) the United States of America, (iv) Canada, (v) Mexico, (vi) each state of the United States of America in which any Acquired Company conducted business up through and including the Closing Date, (vii) each state or territory of Mexico in which any Acquired Company conducted business up through and including the Closing Date, and (viii) each province of Canada in which any Acquired Company conducted business up through and including the Closing Date, which geographic coverage is referred to hereinafter collectively as the “Restricted Territory.”

(f) No Violation of Public Policy.  The Parties expressly agree and acknowledge the terms of this Section 5.11 are reasonable in scope, time and territory, and are necessary to protect the value of the Company Shares and related assets and Business purchased by Buyer. The Parties further acknowledge and agree that it is not their intention that the Covenant violate any public policy or statutory or common law. If a court of competent jurisdiction renders a ruling (sustained on appeal, if any) holding that any one or more of the provisions of the Covenant, including the Restricted Territory or stated term of the Covenant, constitute an unreasonable restriction, then the Parties specifically agree that the Covenant shall not be rendered void but shall apply to such extent and as to such time period and Restricted Territory as such court may determine constitutes a reasonable restriction under the circumstances.

Section 5.12 Exclusivity. During the Pre-Closing Period, Seller shall not, and shall cause the Acquired Companies and each of its and their respective Affiliates, officers, directors, employees or agents, or anyone acting on their behalf or with their consent, to not, directly or indirectly (a) initiate, solicit, negotiate, accept or discuss with any Person (other than Buyer), directly or indirectly, any proposal or offer (an “Acquisition Proposal”), to acquire all or any substantial part of an Acquired Company, whether by merger, recapitalization, arrangement, amalgamation, purchase of equity securities, purchase of assets or otherwise, (b) provide any information to any Person (other than Buyer) in connection with an Acquisition Proposal or (c) permit an Acquired Company to enter into any joint venture, partnership or other similar commercial relationship with any Person which would cause Seller to abandon, terminate or fail to consummate, or prevent or prohibit Seller from consummating the transactions contemplated by this Agreement. If during the Pre-Closing Period Seller or any of its Affiliates shall receive an Acquisition Proposal, Seller shall notify Buyer within two (2) Business Days after Seller’s or such Affiliate’s receipt of such Acquisition Proposal.

Section 5.13 Transfer of Company Shares. Notwithstanding anything to the contrary in this Agreement, Seller may, prior to the Closing, transfer to one or more of its Affiliates (each a “Transferee”) all of Seller’s right, title and interest in and to the Company Shares; provided, that Seller (a) notifies Buyer of any such transfer in writing and (b) provides all documentation to Buyer effecting such transfer, in each case at least three (3) Business Days prior to the Closing Date and each such Transferee assumes all of Seller’s rights and obligations under this Agreement in accordance with Section 10.4.

Section 5.14 Intercompany Debt.

(a) Prior to the Closing, Note Holder shall cause the applicable Acquired Company to pay to Note Holder, or its designee, the 2007 Accrued Interest.

(b) Prior to the Closing, Note Holder shall waive (i) any requirement for any Acquired Company to pay Note Holder any accrued interest on the Intercompany Debt for the period from January 1, 2008 through and including the Closing Date and (ii) the acceleration of any Acquired Company’s obligation to repay the Intercompany Debt and all accrued but unpaid interest thereon solely as a result of the consummation of the transactions contemplated by this Agreement.

Section 5.15 Transaction Payments. Prior to the Closing, Seller may cause an Acquired Company to pay employees of such Acquired Company, or any other Acquired Company, bonus payments in contemplation of the transactions contemplated by this Agreement; provided, that, prior to the Closing, Seller shall make a capital contribution to the Acquired Company making any such bonus payments in an amount equal to the net after-Tax cost to such Acquired Company of making such bonus payments (determined by properly taking into account any Tax deduction to which the Acquired Company may be entitled as a result of making such bonus payments).

Section 5.16 Name Change. As soon as practicable following the Closing Date, and in no event later than thirty (30) days thereafter, Buyer shall cause each Acquired Company with “SHV” in its corporate name to (a) change its corporate name to remove any reference to “SHV” and provide Seller evidence of such name change as Seller may reasonably request, and (b) file in all jurisdictions in which such Acquired Company is qualified to do business any documents necessary to reflect such change of name or to terminate its qualification therein.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of each of Seller, Note Holder and Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent or otherwise threatening to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement; and

(b) Antitrust Approval. The waiting period under the HSR Act shall have expired or been terminated.

Section 6.2 Conditions to Obligations of Seller and Note Holder. Unless waived in writing by Seller, the obligation of Seller and Note Holder to consummate the transactions contemplated by this Agreement is further subject to the following:

(a) Representations. Each of the representations and warranties of Buyer set forth in Article IV shall be true and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Effect or similar expressions shall be true, complete and correct in all respects) on and as of the date of this Agreement and, except where expressly limited to a specific date, on and as of the Closing Date; and

(b) Covenants. Buyer shall have performed, in all material respects (except where such performance is qualified as to material, materiality, Material Adverse Effect or similar expressions shall have been performed in all respects) at or prior to the Closing, its obligations under this Agreement which are required to be performed by it at or prior to the Closing pursuant to the terms hereof.

Section 6.3 Conditions to Obligations of Buyer. Unless waived in writing by Buyer, the obligation of Buyer to consummate the transactions contemplated by this Agreement is further subject to the following:

(a) Representations. (i) Each of the representations and warranties of Seller set forth in Article III, other than the representations and warranties set forth in Sections 3.5 and 3.6 to which this clause (i) shall not apply, shall be true and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Effect or similar expressions shall be true, complete and correct in all respects) on and as of the date of this Agreement and, except where expressly limited to a specific date, on and as of the Closing Date; and (ii) each of the representations and warranties of Seller in Section 3.5 shall be true and correct, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and

(b) Covenants. Seller and Note Holder shall have performed, in all material respects (except where such performance is qualified as to material, materiality, Material Adverse Effect or similar expressions shall have been performed in all respects) at or prior to the Closing, their respective obligations under this Agreement which are required to be performed by them at or prior to the Closing pursuant to the terms hereof.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):

(a) in writing, by mutual consent of Buyer and Seller;

(b) by written notice from Buyer to Seller if any of the conditions set forth in Sections 6.1 and 6.3 hereof shall have become incapable of fulfillment and shall not have been waived in writing by Buyer, so long as such failure to satisfy the conditions is not the result of a breach by Buyer of this Agreement;

(c) by written notice from Seller to Buyer if any of the conditions set forth in Sections 6.1 and 6.2 hereof shall have become incapable of fulfillment and shall not have been waived in writing by Seller, so long as such failure to satisfy the conditions is not the result of a breach by Seller of this Agreement; or

(d) by written notice by Buyer or Seller if the Closing has not occurred on or prior to April 30, 2008 (the “Closing Date Deadline”) for any reason other than delay and/or nonperformance of the Party seeking such termination; provided, however, that the Closing Date Deadline shall, upon written notice of either Buyer or Seller to the other Party, be extended for a period of six (6) months if and only if (i) all conditions set forth in Article VI other than Section 6.1(b) are satisfied or the Party to so satisfy such conditions demonstrates its ability to satisfy such conditions immediately and (ii) the failure of the expiration or termination of the waiting period under the HSR Act is not due to a breach of any provision of this Agreement by the Party so seeking to extend the Closing Date Deadline.

Section 7.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 7.1 hereof:

(a) each Party shall redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, shall destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Parties shall be treated in accordance with the Confidentiality Agreement and Section 5.2(b);

(b) all filings, applications and other submissions made pursuant hereto shall, at the option of Seller, and to the extent practicable, be withdrawn from the agency or other Person to which made; and

(c) there shall be no liability or obligation hereunder on the part of Seller, Buyer or any of their respective directors, officers, employees, Affiliates, agents or representatives, except that (i) if the basis of termination is a willful, material breach by Seller or Buyer, as the case may be, of one or more of the provisions of this Agreement (including the failure of Buyer to consummate the transactions contemplated hereunder), the breaching Party shall be liable to the non-breaching Party, and (ii) the obligations provided for in this Section 7.2 and Sections 5.5 (Public Announcements), 10.1 (Fees and Expenses), 10.2 (Notices), 10.3 (Severability), 10.7 (Dispute Resolution), 10.9 (Governing Law) and 10.10 (Consent to Jurisdiction and Service of Process) hereof and in the Confidentiality Agreement shall survive any such termination.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification Obligations of Seller. Subject to the provisions of this Article VIII, from and after the Closing, Seller shall indemnify and hold harmless each of the Buyer Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a) any breach of any representation or warranty made by Seller in Article III of this Agreement;

(b) any breach of any covenant, agreement or undertaking made by Seller or Note Holder in this Agreement;

(c) any claim by any Person for any Transaction Expenses, to the extent not paid on or prior to the Closing Date; or

(d) all Taxes owed by any Acquired Company for all taxable periods, or portions thereof, ending on or before December 31, 2007.

The Losses of the Buyer Indemnified Parties described in this Section 8.1 as to which the Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses”.

Section 8.2 Indemnification Obligations of Buyer. Buyer shall indemnify and hold harmless each of the Seller Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a) any breach of any representation or warranty made by Buyer in Article IV of this Agreement;

(b) any breach of any covenant, agreement or undertaking made by Buyer in this Agreement; or

(c) any liability or obligation for brokerage or finder’s fees or commissions or similar payments based upon an agreement or understanding alleged to have been made by any such Person with Buyer, any of its Affiliates (other than the Acquired Companies) or any Person acting on behalf of any of them in connection with the transactions contemplated hereby.

The Losses of the Seller Indemnified Parties described in this Section 8.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses”.

Section 8.3 Indemnification Procedure.

(a) Promptly after receipt by an Indemnified Party of notice by a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Loss, such Indemnified Party shall provide written notification to Buyer, on the one hand, or the Seller, on the other hand, whoever is the appropriate indemnifying Party hereunder (the “Indemnifying Party”) within five (5) Business Days of the Indemnified Party’s notice of threatening or filing of such complaint or of the notice of the threatened or actual commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within sixty (60) days thereafter, to assume the defense of such complaint, audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. If the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above within such sixty (60) day period, however, the Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and, if the Indemnifying Party agrees that such audit, investigation, action or proceeding is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifying Party for the Loss in question, the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party.

(c) If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third party claim covered by Section 8.3(a) hereof, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice (but in no event more than thirty (30) Business Days after such notice has been given), such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five (5) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.

Section 8.4 Claims Period. The Claims Period hereunder shall begin on the date hereof and terminate as follows:

(a) with respect to Buyer Losses arising under (i) Section 8.1(a) with respect to any breach or inaccuracy of any representation or warranty in (A) the first sentence of Section 3.1, (B) Section 3.2, (C) Section 3.3(a) or (D) Section 3.3(b) (the “Fundamental Representations”), or (ii) Sections 8.1(b), 8.1(c) or 8.1(d), the Claims Period shall survive the Closing until the expiration of the applicable statutes of limitations;

(b) with respect to Buyer Losses arising under Section 8.1(a), other than with respect to any breach or inaccuracy of any of the Fundamental Representations, the Claims Period shall terminate on the date that is eighteen (18) months following the Closing Date;

(c) with respect to Seller Losses arising under (i) Section 8.2(a) with respect to any breach or inaccuracy of any representation or warranty in (A) Section 4.2 (Authorization), (B) Section 4.6 (Independent Review) or (C) Section 4.7 (Certain Fees) or (ii) Sections 8.2(b) or 8.2(c), the Claims Period shall survive the Closing until the expiration of the applicable statutes of limitations; and

(d) with respect to all other Seller Losses, the Claims Period Shall terminate on the date that is eighteen (18) months following the Closing Date.

No claim for indemnification can be made after the expiration of the Claims Period; provided, however, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 8.5 Liability Limits. Notwithstanding anything to the contrary set forth in this Agreement, Seller’s obligation to indemnify, defend and hold the Buyer Indemnified Parties harmless shall be limited as follows:

(a) The Buyer Indemnified Parties shall not make a claim against Seller for indemnification under this Article VIII unless and until the Buyer Indemnified Parties shall have suffered indemnifiable Losses in excess of Fifteen Million Dollars ($15,000,000) (the “Buyer Deductible”) in the aggregate, in which case the Buyer Indemnified Parties shall be entitled to recover only Losses in excess of the Buyer Deductible; provided, that no Losses may be claimed by any Buyer Indemnified Party or shall be reimbursable by or included in calculating the Buyer Deductible other than Losses in excess of Two Hundred Fifty Thousand Dollars ($250,000) (the “Threshold Amount”) resulting from a single claim or aggregated claims arising out of the same facts, events or circumstances; provided, however, that any Losses arising under Section 8.1(a) with respect to any breach or inaccuracy of Section 3.6 shall not be subject to the Threshold Amount but shall be subject to the Buyer Deductible;

(b) in no event shall the aggregate amount of indemnity required to be paid by Seller pursuant to this Article VIII exceed One Hundred Million Dollars ($100,000,000) (the “Buyer Cap”);

(c) for purposes of computing the aggregate amount of claims against Seller, the amount of each claim by a Buyer Indemnified Party shall be deemed to be an amount equal to, and any payments by Seller pursuant to this Article VIII shall be limited to, the amount of Losses that remain after deducting therefrom (i) any third party insurance proceeds and any indemnity, contributions or other similar payment payable by any third party with respect thereto, but only to the extent such proceeds, contributions or payments are actually received by a Buyer Indemnified Party, and (ii) any net Tax benefit actually recognized by a Buyer Indemnified Party or any Affiliate thereof with respect to the Losses or items giving rise to such claim for indemnification, with such net Tax benefit (if any) being determined by properly taking into account any adverse Tax consequences to a Buyer Indemnified Party or any Affiliate thereof with respect to the receipt of such indemnification payments from Seller;

(d) in any claim for indemnification under this Agreement, Seller shall not be required to indemnify any Person for special, exemplary or consequential damages, including loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of tenants, lenders, investors or buyers, other than special, exemplary or consequential damages actually paid to a Person other than a Buyer Indemnified Party;

(e) no Indemnifying Party shall have any liability under this Article VIII to indemnify any Indemnified Party with respect to a Loss to the extent that the Loss arose from any action taken directly or indirectly by any Indemnified Party on or after the Closing Date;

(f) no Party shall have any liability for any Loss which would not have arisen but for any alteration or repeal or enactment of any Law after the Closing Date;

(g) Seller shall have no liability for any Loss that would not have arisen but for any change in the accounting policies, practices or procedures adopted by Buyer or its Affiliates after the Closing Date, other than such changes in accounting policies to the extent but only to the extent the Financial Statements are not in compliance with GAAP as in effect on the date of the Financial Statements;

(h) in any case where a Buyer Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which Seller has indemnified it pursuant to this Agreement, such Buyer Indemnified Party shall promptly pay over to Seller the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by Seller to or on behalf of the Buyer Indemnified Party in respect of such matter, and (ii) any reasonable amounts expended by Seller in pursuing or defending any third party claim arising out of such matter;

(i) the liability of Seller for Buyer Losses shall be considered in the aggregate and shall be determined on a cumulative basis so the Buyer Losses incurred under Article VIII of this Agreement shall be combined with all other Buyer Losses incurred under Article VIII for purposes of determining limitations on liability, including the maximum liability amounts described above; and

(j) any indemnity payment under this Agreement by Seller shall be treated as an adjustment to the Purchase Price for U.S. federal Income Tax purposes.

Notwithstanding anything in this Article VIII to the contrary, in no event shall the limitations set forth in (x) Section 8.5(a) apply to any Buyer Losses arising under Sections 8.1(b), 8.1(c), 8.1(d) or 8.1(a) with respect to any breach or inaccuracy of any of the Fundamental Representations, (y) Section 8.5(b) apply to any Buyer Losses arising under Sections 8.1(c), 8.1(d), 8.1(a) with respect to any breach or inaccuracy of any of the Fundamental Representations or (z) Section 8.5(b) apply to any Buyer Losses arising under 8.1(b) with respect to any breach of Sections 5.7(a) or 5.7(b) (nor shall any such Buyer Losses count towards the Buyer Cap).

Section 8.6 Exclusive Remedies.

(a) Except as set forth in Section 8.6(b) below, the provisions of Section 5.7, this Article VIII, Section 9.4, Section 10.7, Section 10.10 and Section 10.12 hereof set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby.

(b) Nothing in Section 8.6(a) shall prohibit, prevent or restrict the equitable remedies, including specific performance or injunctive relief, available to Buyer or its Affiliates in the event of a breach or threatened breach of Section 5.11 or Section 5.12 of this Agreement.

ARTICLE IX

ENVIRONMENTAL REAL PROPERTY

Section 9.1 Buyer’s Access to Perform Environmental Site Assessments.

(a) Phase I Environmental Site Assessment. To the extent reasonably possible during the Pre-Closing Period and subject to the restrictions of any applicable Law or contractual undertaking, Seller shall afford to Buyer and to its authorized Representatives, during reasonable business hours, reasonable access to the plants, properties (including site visits), personnel, officers, books and records, Environmental Permits and other information of the Acquired Companies, including any and all Phase I Environmental Site Assessments commissioned by the Acquired Companies (if any). If any Phase I Environmental Site Assessment commissioned by the Acquired Companies is dated less than one (1) year prior to the date hereof, Seller shall provide to Buyer documentation providing Buyer (in its discretion) with the ability to rely on those Phase I Environmental Site Assessments commissioned by the Acquired Companies. At Buyer’s sole discretion, during the one-month period following the Closing, Buyer may commission one or more Phase I Environmental Site Assessment(s) (a “Phase I Environmental Site Assessment”) in accordance with ASTM E 1527-05 Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process (“Phase I Standard”) at the locations at which the Acquired Companies do business. Each such Phase I Environmental Site Assessment commissioned by Buyer shall be conducted at Buyer’s cost. Promptly following the Closing Date, Buyer shall provide Seller a list of those sites at which it intends to conduct Phase I Environmental Site Assessments (the “Designated Locations”) and shall promptly commission the identified Phase I Environmental Site Assessments in accordance with this Section 9.1(a).

(b) Phase II Environmental Site Assessment. During the Environmental Site Assessment Period, subject to Section 9.2(b), Buyer may perform one or more Phase II Environmental Site Assessments in accordance with ASTM E 1903-97 Standard Guide for Environmental Site Assessments: Phase II Environmental Site Assessment Process at one or more Designated Locations (a “Phase II Environmental Site Assessment”). Each such Phase II Environmental Site Assessment commissioned by Buyer shall be conducted at Buyer’s cost.

(c) Notwithstanding anything to the contrary in this Article IX, Buyer and any of its environmental consultants and other representatives shall not, during the Pre-Closing Period, conduct Phase II Environmental Site Assessments, monitoring or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment, pertaining to Environmental Laws or Hazardous Materials and relating to the Owned Real Property or the Leased Real Property, or directly contact any relevant environmental agency, in each case without the prior written consent of Seller.

Section 9.2 Actions Dependent Upon Findings From Phase I Environmental Site Assessments.

(a) Finding of No Recognized Environmental Condition. If any Phase I Environmental Site Assessment performed or relied on pursuant to Section 9.1(a) with respect to a Designated Location results in a finding that there are no “recognized environmental conditions” (as that term is defined in the Phase I Standard) at that Designated Location, then Seller shall have no obligation to pay Buyer any amounts pursuant to Section 9.4 with respect to such Designated Location.

(b) Finding of Recognized Environmental Condition. If any Phase I Environmental Site Assessment performed or relied on pursuant to Section 9.1(a) with respect to a Designated Location results in a finding that there is one or more “recognized environmental conditions” (as that term is defined in the Phase I Standard) at that Designated Location that did not arise solely from off-site conditions or events, then Buyer shall (i) provide Seller with a copy of each such Phase I Environmental Site Assessment commissioned by Buyer within five (5) Business Days after Buyer’s receipt of each Phase I Environmental Site Assessment and (ii) be entitled to commission one or more Phase II Environmental Site Assessments at that Designated Location in accordance with Section 9.1(b) above; provided, that (x) any such Phase II Environmental Site Assessment shall be conducted only with respect to such “recognized environmental condition” and (y) with respect to any “recognized environmental condition” identified in a Phase I Environmental Site Assessment referenced in the second sentence of Section 9.1(a), where Buyer intends to rely on such Phase I Environmental Site Assessment rather than commission its own, Buyer shall have notified Seller in writing within thirty (30) days following the Closing Date of Buyer’s intent to conduct a Phase II Environmental Site Assessment. If Buyer elects not to commission a Phase II Environmental Site Assessment for a Designated Location, then Seller shall have no obligation to pay Buyer pursuant to Section 9.4 with respect to such Designated Location. If Buyer elects to commission a Phase II Environmental Site Assessment for a Designated Location, then Buyer shall provide Seller with notice of this election within ten (10) Business Days after Buyer’s receipt of all of the commissioned Phase I Environmental Site Assessments and shall commission the on-site work required for the Phase II Environmental Site Assessment during the one-month period after such an election; provided, that Seller shall have no obligation to pay any amount pursuant to Section 9.4 with respect to any Designated Location if all Phase II Environmental Site Assessments with respect to such Designated Location are not completed on or before the day that is six (6) months following the Closing Date (the “Environmental Site Assessment Period”).

Section 9.3 Actions Dependent Upon Findings From Phase II Environmental Site Assessments.

(a) No Exceedance(s) of Clean Up Standards. If any Phase II Environmental Site Assessment at a Designated Location finds that no concentrations of Hazardous Materials are determined to be present at, on, under or around the location or locations of the “recognized environmental condition” at that Designated Location (including, without limitation, the soil, groundwater, surface water, sediment or other media) that exceed applicable Clean Up Standards with respect to that Designated Location, then Seller shall have no obligation to pay Buyer pursuant to Section 9.4 with respect to such Designated Location.

(b) Exceedance(s) of Clean Up Standards. If any Phase II Environmental Site Assessment at the location or locations of the “recognized environmental condition” at a Designated Location finds that concentrations of Hazardous Materials are determined to be present at, on, under or around the property at the location or locations of the “recognized environmental condition” on that Designated Location (including, without limitation, the soil, groundwater, surface water, sediment or other media) in exceedance of applicable Clean Up Standards and do not clearly originate from an off-site source, then (i) Buyer shall provide Seller with a copy of such Phase II Environmental Site Assessment within ten (10) Business Days after Buyer’s receipt of the Phase II Environmental Site Assessment and (ii) the Parties shall agree upon a remediation plan (or plans) as follows:

(i) Buyer shall be entitled, at its cost, to commission a qualified environmental consultant, reasonably acceptable to Seller (“Buyer’s Environmental Consultant”), to prepare a remediation plan (or plans) to address concentrations of Hazardous Materials at, on, under or around the location or locations of the “recognized environmental condition” at the Designated Location (including, without limitation, the soil, groundwater, surface water, sediment or other media) in exceedance of applicable Clean Up Standards at the location or locations of the “recognized environmental condition” at that Designated Location that do not clearly originate from an off-site source (“Buyer’s Remediation Plan”). Buyer’s Remediation Plan shall (A) be based on the most cost-effective means reasonably available, including, to the extent reasonable, the use of any site-specific risk-based standards, deed restrictions, land-use restrictions, engineering controls, natural attenuation, and monitoring activities, (B) meet a reasonable standard allowed under Environmental Laws consistent with commercial/industrial use at the subject Designated Location compatible with current zoning at such Designated Location and (C) include, at a minimum, a summary of remedial action and cost estimate to address each location or locations of the “recognized environmental condition” where an exceedance of Clean Up Standards exists. Buyer shall submit Buyer’s Remediation Plan, together with copies of all underlying or otherwise relevant Phase II Environmental Site Assessments not provided to Seller previously, to Seller for consideration not later than thirty (30) Business Days following the completion of the Phase II Environmental Site Assessment.

(ii) In the event Seller agrees with the cost and recommendations set forth in Buyer’s Remediation Plan, such costs shall be treated as Environmental Remediation Costs.

(iii) In the event Seller does not agree with the costs and recommendations set forth in Buyer’s Remediation Plan, Seller shall be entitled, at its cost, to commission a qualified environmental consultant, reasonably acceptable to Buyer (“Seller’s Environmental Consultant”), to prepare a remediation plan (or plans) to address concentrations of Hazardous Materials at, on, under or around the location or locations of the “recognized environmental condition” at the Designated Location (including, without limitation, the soil, groundwater, surface water, sediment or other media) in exceedance of applicable Clean Up Standards at the location or locations of the “recognized environmental condition” at the Designated Location that do not clearly originate from an off-site source (the “Seller’s Remediation Plan”). Seller’s Remediation Plan shall (A) be based on the most cost-effective means reasonably available, including, to the extent reasonable, the use of any site-specific risk-based standards, deed restrictions, land-use restrictions, engineering controls, natural attenuation, and monitoring activities, and (B) meet a reasonable standard allowed under Environmental Laws consistent with commercial/industrial use at the subject Designated Location compatible with current zoning at such Designated Location. Seller shall submit Seller’s Remediation Plan to Buyer for consideration not later than thirty (30) Business Days following Seller’s receipt of Buyer’s Remediation Plan; provided, however, that such thirty (30) Business Day period shall be extended by the amount of time, if any, by which Buyer denies Seller reasonable access to the Real Property pursuant to Section 9.5(c).

(iv) In the event the estimated costs to remove and/or remediate such Hazardous Materials as set forth in Buyer’s Remediation Plan and Seller’s Remediation Plan do not differ by more than 10% (as stated in Buyer’s Remediation Plan and Seller’s Remediation Plan), (A) the cost to remove and/or remediate such Hazardous Materials shall be deemed to equal the average of the two estimated costs as stated in Buyer’s Remediation Plan and Seller’s Remediation Plan and (B) such average estimated cost shall be treated as an Environmental Remediation Cost (as defined below).

(v) In the event the estimated costs to remove and/or remediate such Hazardous Materials as set forth in Buyer’s Remediation Plan and Seller’s Remediation Plan differ by more than 10% (as stated in Buyer’s Remediation Plan and Seller’s Remediation Plan), Buyer and Seller shall select a mutually agreeable third qualified environmental consultant (the “Third Consultant”), whose costs shall be borne 50/50 by Buyer and Seller, to prepare a remediation plan (or plans) to address concentrations of Hazardous Materials at, on, under or around the location or locations of the “recognized environmental condition” at the Designated Location (including, without limitation, the soil, groundwater, surface water, sediment or other media) in exceedance of applicable Clean Up Standards at the location or locations of the “recognized environmental condition” at the Designated Location that do not clearly originate from an off-site source (the “Third Remediation Plan”). The Third Remediation Plan shall (A) be based on the most cost-effective means reasonably available, including, to the extent reasonable, the use of any site-specific risk-based standards, deed restrictions, land-use restrictions, engineering controls, natural attenuation, and monitoring activities, and (B) meet a reasonable standard allowed under Environmental Laws consistent with commercial/industrial use at the subject Designated Location compatible with current zoning at such Designated Location.

(vi) The estimated cost to remove and/or remediate such Hazardous Materials as set forth in the Third Remediation Plan shall be deemed conclusive and binding on both parties (subject to the Environmental Basket and the Environmental Cap (as defined below)) and such cost shall be treated as an Environmental Remediation Cost (as defined below); provided, that the cost of removal and/or remediation as stated in the Third Remediation Plan shall not be higher than the highest estimated cost nor lower than the lowest estimated cost as stated in Buyer’s Remediation Plan or Seller’s Remediation Plan.

(vii) Notwithstanding anything herein to the contrary, except as provided in Section 9.4, Seller shall have no liability for (A) any Designated Location referenced in Section 9.3(a), (B) any environmental condition or remediation identified in any Phase II Environmental Site Assessment completed after the expiration of the Environmental Site Assessment Period or (C) any environmental condition or remediation discovered or identified other than pursuant to a Phase II Environmental Site Assessment conducted pursuant to Section 9.2(b).

Section 9.4 Payment for Environmental Remediation Costs. Subject to the limitations set forth herein, with respect to each Designated Location, Seller shall pay promptly upon determination in accordance with Sections 9.1 through 9.3 (but subject to the limitations therein) the amount determined to be the estimated cost of remediation pursuant to Section 9.3(b) (the “Environmental Remediation Costs”). Notwithstanding the foregoing, Seller shall have no liability for any Environmental Remediation Costs under this Section 9.4 unless and until the aggregate amount of all such Environmental Remediation Costs exceeds Two Million Dollars ($2,000,000) (the “Environmental Basket”), in which event Seller shall only be liable for all such Environmental Remediation Costs in excess of the Environmental Basket; provided, that no Environmental Remediation Costs shall be due and payable by Seller, or shall count toward satisfaction of the Environmental Basket, with respect to an individual “recognized environmental condition” at a given Designated Location with respect to which the Environmental Remediation Costs relating to such individual “recognized environment condition” is less than Two Hundred Fifty Thousand Dollars ($250,000). The total aggregate amount of the liability of Seller for all Environmental Remediation Costs shall be limited to Thirty Million Dollars ($30,000,000) (the “Environmental Cap”).

Section 9.5 Obligations of Buyer and Seller.

(a) During the period prior to Closing, Buyer shall use its reasonable good faith efforts to apprise Seller of any “recognized environmental conditions” (as that term is defined in the Phase I Standard) or concentrations of Hazardous Materials at, on, under or around that particular property or location (including, without limitation, the soil, groundwater, surface water, sediment or other media) in exceedance of applicable Clean Up Standards of which Buyer becomes aware.

(b) The provisions of this Article IX set forth the exclusive rights and remedies of Buyer to seek or obtain damages or any other remedy or relief whatsoever from Seller with respect to Environmental Remediation Costs or any environmental condition with respect to any Real Property or any violation by any Acquired Company of any Environmental Laws, or the storage, handling, disposal or Release of any Hazardous Material.

(c) Subject to the restrictions of any applicable Law or contractual undertaking, until the payment by or resolution with respect to all Environmental Remediation Costs pursuant to this Article IX, Buyer shall provide Seller and its authorized representatives reasonable access to the Real Property as may be reasonably requested by Seller to verify the information contained in the Phase I Environmental Site Assessments and Phase II Environmental Site Assessments provided by Buyer to Seller; provided, however, that any such access shall be provided during normal business hours under the supervision of Buyer’s personnel and in such a manner as to not interfere unreasonably with the business operations of Buyer or the Acquired Companies.

(d) Notwithstanding anything to the contrary in this Article IX, in no event shall Seller be required to pay any amounts related to any “recognized environmental condition” that (i) occurs after the Closing Date, or (ii) exists prior to the Closing Date, but, in the case of this clause (ii), only to the extent such condition (A) is made materially worse by any action knowingly taken by Buyer or any of its Affiliates after the Closing (other than Phase I or II environmental testing pursuant to this Article IX conducted in accordance with customary environmental testing standards), or (B) is made materially worse by any knowing failure of Buyer or any of its Affiliates to take an action after the Closing that is required under Environmental Laws or an applicable Environmental Permit or by a Governmental Entity.

ARTICLE X

MISCELLANEOUS

Section 10.1 Fees and Expenses. Except as provided above or as otherwise expressly provided herein, each of the Parties shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel.

Section 10.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; (c) overnight mail, or (d) facsimile transmission. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

If to Buyer or Buyer Guarantor, to:

Parcs LLC
1915 Rexford Road
Charlotte, North Carolina 28211, USA
Attention: Daniel R. DiMicco
Facsimile: (704) 365-3279

with a copy (which shall not constitute notice) to:

Moore & Van Allen PLLC
100 North Tryon Street, Suite 4700
Charlotte, North Carolina 28202, USA
Attention: Ernest S. DeLaney III
Facsimile: (704) 339-5819

If to Seller, Note Holder or Seller Guarantor:

SHV Holdings N.V.
Rijinkade 1, 3511 LC Utrecht
Postbus 2065, 3500 GB Utrecht
Attention: Patrick J. Kennedy
Facsimile: (030) 233 84 11

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention: C. William Baxley
G. Roth Kehoe, II
Facsimile: (404) 572-4600

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, Seller may assign its rights and obligations under this Agreement to an Affiliate of Seller, and such Affiliate shall assume all of Seller’s rights and obligations hereunder; provided, that Seller (a) notifies Buyer of such assignment in writing and (b) provides Buyer with a copy of the documentation effecting such assignment, in each case at least three (3) Business Days prior to the Closing Date. In the event of any such assignment and assumption by Seller and an Affiliate of Seller in accordance with this Section 10.4, references to instruments or agreements to executed by and delivered to or by Seller in this Agreement at Closing shall apply to such assignee.

Section 10.5 No Third Party Beneficiaries. This Agreement is exclusively (a) for the benefit of Seller, and its respective successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and (b) for the benefit of Buyer, and its respective successors and permitted assigns, with respect to the obligations of Seller, under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 10.6 Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.7 Dispute Resolution. Except with respect to disputes related to a breach or threatened breach of Sections 5.11 or 5.12, which such disputes Buyer shall be entitled to submit to an appropriate court pursuant to Section 10.10 without following the procedures prescribed in this Section 10.7, in the event a dispute arises under or pursuant to this Agreement, Buyer and Seller agree to attempt to resolve such dispute via good faith discussions between each of their respective senior management teams for a period of ten (10) days following distribution of notice from Buyer or Seller, as applicable, of such dispute. Should such discussions fail to resolve the dispute, the respective Chief Executive Officers of Buyer and Seller shall then speak directly in an attempt to resolve such issues for a period of two (2) days. If, after good faith discussions for two (2) days the respective Chief Executive Officers of Buyer and Seller are unable to reach an agreement with respect to such issues, either Buyer or Seller may file suit as provided in Section 10.10.

Section 10.8 Entire Agreement. This Agreement, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 10.10 Consent to Jurisdiction and Service of Process. The Parties submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware or the courts of the United States located in Wilmington, Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith and by this Agreement waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that they are not subject thereto or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper. Service of process with respect thereto may be made upon either Party by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 10.2.

Section 10.11 Waiver of Jury Trial. Each Party hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each Party certifies and acknowledges that (a) no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each Party understands and has considered the implications of this waiver, (c) each Party makes this waiver voluntarily, and (d) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.11.

Section 10.12 Specific Performance. The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

Section 10.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 10.14 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 10.15 Guarantee.

(a) Seller Guarantor and Buyer Guarantor hereby unconditionally and irrevocably guarantee all obligations of Seller and Buyer, (and in the case of Seller, any Transferee) respectively, under this Agreement, including, but not limited to, payment obligations. This guarantee is a guaranty of payment and not of collection only. Neither Seller nor Buyer shall be required to exhaust any right or remedy or to take any action against any other Person or any collateral in order to receive payment from Buyer Guarantor or Seller Guarantor, as applicable. The liability of Seller Guarantor and Buyer Guarantor under this Section 10.15(a) is absolute and unconditional irrespective of: (i) any change in the time, manner or place of payment of, or in any other term of, this Agreement or any amendment of this Agreement, or any waiver of or any consent to departure from any of the terms of this Agreement; and (ii) any other defense, setoff or counterclaim whatsoever with respect to this Agreement or the transactions contemplated hereby that might constitute a defense available to, or discharge of, Seller or Seller Guarantor, in the case of Buyer, and Buyer or Buyer Guarantor, in the case of Seller.

(b) Each of Buyer Guarantor and Seller Guarantor hereby acknowledge and agree to be bound by Sections 10.10 and 10.11 of this Agreement.

[Signatures follow on next page.]

IN WITNESS WHEREOF, all parties hereto have caused this Agreement to be executed as of the date first above written.

SELLER:

SHV NEDERLAND B.V.

By:	/s/ J.J. de Rooij
Name: J.J. de Rooij
Title: Director

By:	/s/ Frits Rebel
Name: Frits Rebel
Title: General Counsel, proxy

NOTE HOLDER:

SHV FINANCE B.V.

By:	/s/ J.J. de Rooij
Name: J.J. de Rooij
Title: Proxy

By:	/s/ Frits Rebel
Name: Frits Rebel
Title: Director

BUYER:

PARCS LLC

By:	/s/ Joseph A. Rutkowski
Name: Joseph A. Rutkowski
Title: Vice President

[Signature Page to Stock Purchase Agreement]

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SELLER GUARANTOR:

SHV HOLDINGS N.V., solely as guarantor under Section 10.15

By:	/s/ J.J. de Rooij
Name: J.J. de Rooij
Title: Director

By:	/s/ Frits Rebel
Name: Frits Rebel
Title: General Counsel, proxy

BUYER GUARANTOR:

NUCOR CORPORATION, solely as guarantor under Section 10.15

By:	/s/ Joseph A. Rutkowski
Name: Joseph A. Rutkowski
Title: Executive Vice President

[Signature Page to Stock Purchase Agreement]

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